BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783

BAA

01 November 2005

SUPPL

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

05012432

SEC MAIL RECEIVED
NOV 08 2005
WASH. D.C. 203 SECTION

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

PROCESSED
NOV 10 2005
THOMSON FINANCIAL

Sarah Hunter
Head of Investor Relations

dlw 11/9

To: Sarah Hunter
Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1W 1LQ

Fax: 44 20 7932 6783

From: Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Re: SEC notification 1 November 2005

BAA plc (File No 82-3372) 12g3-2(b) Exemption

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____
Signed

____
Name

____
Date

BAA

Investor Relations

BAA plc

Financial Results
for the six months ended
30 September 2005

Tuesday 1 November 2005

Sarah Hunter
Head of Investor Relations
BAA plc, 130 Wilton Road, London SW1V 1LQ
Tel: + 44 (0)20 7932 6692
Fax: +44 (0)20 7932 6783
E-mail: sarah_hunter@baa.com
www.baa.com/investor

Embargoed to 0700 hrs, Tuesday 1 November 2005

BAA REPORTS GOOD RESULTS DESPITE SUMMER PROBLEMS

BAA RESULTS FOR THE SIX MONTHS TO 30 SEPTEMBER 2005

Underlying first half performance[1]:

- Passenger traffic (including Naples Airport) up 2.5% to 82.3 million (30 September 2004: 80.3 million)
- Revenue up 6.4% to £1,173 million (£1,102 million)
- Operating profit up 9.6% to £412 million (£376 million)
- UK airports' net retail income grew 3.8% to £324 million (£312 million) and per passenger rose 1.2% to £4.08 (£4.03)

Statutory results:

- Revenue of £1,173 million (£1,128 million)
- Operating profit of £441 million (£644 million); excluding certain re-measurements[2], operating profit of £405 million (£395 million)
- Profit before tax of £367 million (£597 million); excluding certain re-measurements[2], profit before tax of £366 million (£348 million)
- Earnings per share of 24.0 pence (39.3 pence); excluding certain re-measurements[2], earnings per share of 23.9 pence (22.9 pence)

Other highlights:

- Interim dividend up 5.1% to 7.25pence (6.9 pence)
- *Delivering Excellence*, BAA's reorganisation programme to align the organisation to an airport-led operating model, by driving improved customer service and operational efficiency, will contribute £45 million per annum sustained benefits from 2008/09 incurring £90 million of exceptional operating costs. Changes focussed on back office and management will result in around 700 fewer jobs.

1. Underlying performance reflects: the pro forma adjustment in 2004/05 for the impact of the Airport Property Partnership (APP) transaction (£19 million reduction in both revenue and operating profit); exclusion of the additional income and provision (£7 million respectively) in 2004/05 linked to the Ryanair litigation; exclusion in 2005/06 of £7 million exceptional costs relating to the *Delivering Excellence* change programme; and exclusion of certain re-measurements (see Note 2 below).
2. Certain re-measurements consist of fair value gains and losses on investment property revaluations and disposals and the gains and losses arising on the re-measurement and disposal of derivative financial instruments, together with the associated fair value gains and losses on any underlying hedged items that are part of a fair value hedging relationship, together with the related tax impact of these items.

Mike Clasper, BAA's Chief Executive Officer of BAA, commented:

"Our clear strategic focus, supported by skilful innovation, has once again demonstrated its value in today's results. We have turned a traffic increase of 2.5% into an underlying 6.4% increase in revenue and a 9.6% rise in operating profit. We have delivered this performance despite a slowing UK economy and the impact of this summer's London bombings and the Gate Gourmet dispute. These results demonstrate the strength of our business, our assets and our management.

"We remain confident of delivering a good retail performance, maintaining tight control of costs and, as announced on 20 September 2005, we anticipate around 3% traffic growth for our UK airports this year.

"*Delivering Excellence* will improve customer service and shorten decision chains, leading to more effective management and sustained efficiencies of £45 million per annum from 2008/09. Supported by further innovation, it will deliver continued improvement in our business performance."

- A presentation and live webcast of BAA's results for analysts and institutional investors will take place at 9.30am today at Bloomberg, City Gate House, 39-45 Finsbury Square, London EC2A 1PQ.

- An archived webcast, including speeches and the question and answer session, of this morning's presentation is available from this afternoon on BAA's website - www.baa.com/investor.

- A pre-recorded interview with BAA's Chief Executive Officer, Mike Clasper, is available from 7.30am today on BAA's website - www.baa.com/investor.

Media enquiries:	**Duncan Bonfield** **Tel +44 (0)20 7932 6654**
Investor enquiries:	**Sarah Hunter** **Tel +44 (0)20 7932 6692**

International Financial Reporting Standards (IFRS)

For the first time, BAA's results are presented on an IFRS basis with comparatives, previously reported under UK GAAP, restated accordingly. The format of the income statement separately identifies the following items within the fair value gains and losses ('certain re-measurements') column:

- *Fair value gains and losses on investment property revaluations and disposals;*
- *The gains and losses arising on the re-measurement and disposal of derivative financial instruments, together with associated fair value gains and losses on any underlying hedged items that are part of a fair value hedging relationship; and*
- *The associated tax impact of the above items.*

Where possible, BAA has applied hedge accounting to interest rate derivatives. Due to the strict definitions surrounding hedge accounting within IAS 39 'Financial Instruments', where a derivative transaction is viable from an economic and commercial perspective it may not meet the hedge accounting criteria laid down under IAS 39. This is the case in respect of BAA's portfolio of forward starting interest rate swaps, which are being used to manage the exposure to interest rate movements prior to the issuance of the related debt.

As announced in our pre-close trading update on 20 September 2005, BAA is revaluing its investment property portfolio at 30 September 2005 and 31 March 2006.

The results before these fair value gains and losses are separately presented, as this basis of presentation provides more helpful information about the underlying performance of BAA's business.

SUMMARY OF RESULTS

Summary of statutory results

	6 months to 30 September 2005	6 months to 30 September 2004	Change %
Group revenue	£1,173m	£1,128m	4.0
Operating profit	£441m	£644m	(31.5)
Profit before tax	£367m	£597m	(38.5)
Earnings per share[1]	24.0p	39.3p	(38.9)
Dividend per share	7.25p	6.9p	5.1
UK airports' net retail income[2]	£324m	£312m	3.8
UK airports' net retail income per passenger[3]	£4.08	£4.03	1.2
Cash generated from operations	£543m	£530m	2.5
Capital expenditure	£736m	£709m	3.8
Net debt	£3,543m	£3,166m	11.9

1 See Note 9 of the attached interim financial statements.

2 Defined as revenues received directly from third party retail operators, concession fee paid to UK airports by World Duty Free (WDF) and WDF's operating profit – see Note 14.

3 Defined as net retail income divided by number of passengers (excluding helicopter passengers) – see Note 14.

The statutory results for both the current and prior year were affected by four items:

(i) In the current period, revenue and operating profit were negatively impacted by £19 million respectively as a result of the property joint venture (Airport Property Partnership – 'APP') entered into with Morley Fund Management in March 2005;

(ii) During the period to 30 September 2004 BAA and Ryanair were actively pursuing litigation against each other. As a consequence, BAA had invoiced Ryanair for £7 million additional airport charges but a provision for the same amount had also been set up. The matter was resolved by 31 March 2005 and the income and provision subsequently credited and released;

(iii) For the six months to 30 September 2005, £7 million of exceptional costs were incurred relating to the *Delivering Excellence* change programme; and

(iv) The inclusion of 'certain re-measurements' relating to the fair value gains and losses on investment property revaluations and disposals (gain £35 million on Group investment properties and £14 million share of revaluation gain on APP investment properties, within associates and joint ventures; 2004: gain £244 million on Group investment properties), and the gains and losses arising on the re-measurement and disposal of derivative financial instruments, together with the associated fair value gains and losses on any underlying hedged items that are part of a fair value hedging relationship (loss £48 million – £1 million gain within other operating income and £49 million loss within finance costs; 2004: gain £5 million – within other operating income), together with the related tax impact of these items.

Management considers that reporting revenue and operating profit before the items listed above reflects the underlying performance of BAA's business. As such, underlying revenue and operating profit have been determined by adjusting for these items.

Summary of underlying performance	**6 months to 30 September 2005**	**6 months to 30 September 2004**	**Change %**
Group revenue	£1,173m	£1,102m	6.4
Operating profit	£412m	£376m	9.6

Reconciliation of statutory results to underlying operating profit performance

	6 months to 30 September 2005 £m	**6 months to 30 September 2004 £m**	**Change %**
Revenue			
Statutory *(a)*	1,173	1,128	4.0
APP adjustment	-	(19)	
Ryanair adjustment	-	(7)	
Underlying *(d)*	1,173	1,102	6.4
Operating costs			
Statutory *(b)*	768	733	4.8
Ryanair adjustment	-	(7)	
Exceptional costs adjustment	(7)	-	
Underlying *(e)*	761	726	4.8
Other operating income			
Statutory *(c)*	36	249	
Fair value gains on Group investment properties	(35)	(244)	
Fair value gains on derivative financial instruments	(1)	(5)	
Underlying *(f)*	-	-	
Operating profit			
Statutory *(a-b+c)*	**441**	**644**	**(31.5)**
Underlying *(d-e+f)*	**412**	**376**	**9.6**

The commentary below in respect of revenue, operating costs and operating profit is based on the underlying performance of the Group. The commentary on all other aspects of the Group's results is based on the statutory financial statements.

On a segmental basis, underlying revenue and operating profit performance was:

	Passenger Growth	6 months to 30 September 2005		6 months to 30 September 2004		Change	
		Revenue	Operating profit	Revenue	Operating profit	Revenue	Operating profit
	%	£m	£m	£m	£m	%	%
Regulated airports	**1.9**	**828**	**337**	**769**	**309**	**7.7**	**9.1**
Heathrow[1]	-	552	233	510	206	8.2	13.1
Gatwick	2.9	186	74	176	74	5.7	-
Stansted	6.3	90	30	83	29	8.4	3.4
Scottish airports	**5.5**	**99**	**44**	**93**	**41**	**6.5**	**7.3**
Glasgow	2.8	43	19	42	19	2.4	-
Edinburgh	7.5	40	18	36	16	11.1	12.5
Aberdeen	8.6	16	7	15	6	6.7	16.7
Other airports	**5.4**	**28**	**10**	**26**	**8**	**7.7**	**25.0**
Southampton	26.8	11	5	9	4	25.4[3]	38.4[3]
Naples	(1.1)	17	5	17	4	2.5[3]	25.4[3]
World Duty Free	**-**	**200**	**14**	**198**	**13**	**1.0**	**7.7**
Other operations[2]	**-**	**18**	**7**	**16**	**5**	**12.5**	**40.0**
Total	**2.5**	**1,173**	**412**	**1,102**	**376**	**6.4**	**9.6**

[1] Heathrow Express and Heathrow Connect rail services are included within the Heathrow airport segment, having previously been disclosed as a separate segment entitled 'Rail'.
[2] 'Other operations' include BAA Lynton, fees from the Group's interntional retail and airport management contracts and other commercial operations.
[3] Due to rounding distortions within small amounts, these percentages have been calculated on actual numbers, not rounded £ million.

Traffic

In the six months to 30 September 2005, passenger traffic increased 2.5% to 82.3 million passengers. The long-haul market was a significant contributor to this traffic growth. New routes across the North Atlantic and to Asia from Gatwick, Edinburgh, Glasgow and Naples all contributed to this strong performance.

In the European short-haul market, scheduled services continued to grow at the expense of the charter market. The impact of this switch was particularly evident at Gatwick, Glasgow and Naples airports.

Southampton and Scotland experienced strong domestic growth, following the introduction of new routes and services, but, at the three London airports, domestic passenger traffic declined following a difficult summer and a weaker UK economy.

At Heathrow, it is anticipated that traffic growth will continue to be limited, over the next few years, by capacity constraints and the slow transition of slots from short-haul operations to more attractive long-haul. The pace of slot usage change to long-haul at Heathrow is slowed by the highly regulated nature of international aviation.

Revenue

Underlying revenue increased 6.4% to £1,173 million (£1,102 million), reflecting the 2.5% increase in terminal passengers, rise in aeronautical tariffs and good retail performance. Aeronautical income was up 10.0% to £497 million (£452 million), driven by the 2.5% growth in passengers and, in particular, tariff increases at Heathrow, Gatwick and Stansted. Average aeronautical income per passenger rose 6.9% to £6.02 (£5.63).

Airport retailing performance remained strong, despite the adverse external conditions during the period and increased competition from off-airport car parks at Heathrow and Gatwick. UK airports' net retail income grew 3.8% to £324 million (£312 million) and net retail income per passenger rose 1.2% to £4.08 (£4.03).

Operating costs

The Group's underlying operating costs grew 4.8% to £761 million (£726 million). The £35 million increase primarily reflected rent, rates and utilities rising £15 million (17.0%). Staff costs were up £9 million (3.5%), with wage inflation and pension cost increases being partially offset by a modest improvement in productivity. In addition, maintenance and depreciation increased £5 million and £6 million respectively.

Operating profit

Underlying operating profit grew 9.6% to £412 million (£376 million).

Regulated airports

Heathrow

- Strong growth in revenue of 8.2% to £552 million (£510 million) led to Heathrow's operating profit increasing 13.1% to £233 million (£206 million);
- Passenger numbers remained flat at 35.8 million, reflecting the impact of the London bombings and the Gate Gourmet dispute during the busy summer months and the slow transition of slots from short-haul usage to attractive long-haul;
- Aeronautical charges income grew 11.3% to £285 million (£256 million) following price increases in April, in line with the regulatory cap. Aeronautical income per passenger rose £0.79 (11.1%) to £7.94;
- Net retail income grew 3.4% to £120 million (£116 million), despite no growth in passenger traffic, with the new international departure lounge at Terminal 1 contributing to this increase;
- Rail income rose 5.9% to £36 million (£34 million); and
- Operating costs increased 4.9% to £319 million (£304 million), the primary factor being a £9 million increase in utilities, rent and rates.

Gatwick

- Revenue grew 5.7% to £186 million (£176 million) but operating profit was flat at £74 million;
- Traffic was up 2.9% to 19.1 million, driven by the significant growth of Easyjet and other no frills carriers, offset by the continued decline of the charter airlines;
- Aeronautical charges income rose 7.0% to £92 million (£86 million) and per passenger it was up £0.20 (4.3%) to £4.80;
- Net retail income grew 1.6%, despite the decline in car parking income due to intense competition from off-airport competitors; and

- Operating costs rose 9.8% to £112 million (£102 million). New facilities coming into operation, including Pier 6, the refurbished Piers 2 and 3 and the new arrivals extension at North Terminal, contributed an additional £2 million of depreciation. In addition, the rise in utility costs and business rates contributed a further £4 million.

Stansted

- Revenue increased 8.4% to £90 million (£83 million), with a 3.4% rise in operating profit to £30 million (£29 million);
- Traffic increased 6.3%, primarily as a result of the continued growth in demand for no frills services;
- Aeronautical charges income grew 17.1% to £41 million (£35 million) and per passenger was up £0.25 (8.1%) to £3.32, as the discount arrangements provided to airlines at Stansted continue to unwind;
- Net retail income grew strongly during the period, up 8.3% to £39 million (£36 million); and
- Operating costs increased 11.1% to £60 million (£54 million). This stepped increase of £6 million was primarily due to higher utility costs and business rates. In addition, staff costs rose £2 million, reflecting both an increase in the number of security staff, due to continued strong traffic growth, and general wage inflation.

Scottish airports

- Total revenue and operating profit for the three Scottish airports grew 6.5% and 7.3% to £99 million (£93 million) and £44 million (£41 million) respectively;
- Traffic increased 5.5% to 11.4 million passengers with good growth recorded at all airports. Traffic grew 2.8% and 7.5% at Glasgow and Edinburgh respectively and Aberdeen passenger traffic grew 8.6% in the period as new routes were introduced and those developed in the prior year continued to develop;
- The rise in passenger numbers resulted in a 3.3% rise in aeronautical charges income to £62 million (£60 million), despite a £0.09 (1.6%) decline in yield to £5.44;
- Strong growth in net retail income was also achieved across the three airports, up 14.3% to £24 million (£21 million); and
- Operating costs rose 5.8% to £55 million (£52 million).

Other airports

- Operating profit increased 25% to £10 million (£8 million) on a revenue increase of 7.7% to £28 million (£26 million);
- Traffic increased 5.4% to 3.8 million passengers. Southampton's traffic grew 26.8% to 1.1 million due to the introduction of new Flybe routes. Naples traffic fell 1.1% to 2.7 million, primarily as a result of the current economic and aviation-related conditions in Italy, combined with the softening of the charter market generally; and
- Both airports held operating costs at last year's level.

International activities

Under IFRS, the results of the Group's international activities are accounted for within the 'other airports' and the 'other operations' segments or as part of 'associates and joint ventures'.

The performance of the Group's existing investments and contracts is summarised below:

- Naples Airport grew operating profit 25.4% to £5 million (£4 million);
- The airport and retail management contracts within the US and Australia (included within 'other operations') contributed operating profit of £6 million (£5 million) in the six month period; and
- The Group's share of operating profit (before interest and tax) of its Australian interests grew 12.5% to £9 million (£8 million) and, after interest and tax, grew 50% to £3 million (£2 million), as Melbourne and Perth airports continue to benefit from strong passenger growth. This net profit is included within associates and joint ventures.

BAA is participating in the tender process for Budapest Airport.

Share of profit of associates and joint ventures (net of interest and taxation)

The share of net profit from associates and joint ventures has increased £6 million to £8 million largely, due to the 50% interest in APP. The Group's share of operating profit (before interest and tax) of its associates and joint ventures was £20 million (£9 million).

Net finance costs

The Group's net interest charge was £47 million (£49 million), after capitalised interest of £67 million (£56 million). Of the capitalised interest, £53 million (£40 million) was in respect of expenditure on Heathrow Terminal 5.

The net interest charge reflects the impact of the interest receipts on the £565 million proceeds received in March 2005 from the APP transaction. During the next six months it is anticipated that these proceeds will be invested in growing the Group's assets, delivering the best possible return for shareholders.

Certain re-measurements

Investment property valuation

The investment property valuation at 30 September 2005 resulted in a gain of £49 million (£35 million on Group properties and £14 million being the Group's share of the gain on revaluation of APP's investment property portfolio). This compares to the gain of £244 million in the prior period (£147 million on retained Group properties and £97 million on properties subsequently sold to APP). The lower gain in this current period reflects very strong growth in the property market in 2004.

Derivatives

Financial derivatives have given rise to a net fair value loss of £48 million in the first half of the year, compared to a gain of £5 million in the comparative period. This loss in respect of the £1,550 million forward starting interest rate swaps is a consequence of the fall in longer-term interest rates between 1 April 2005 and 30 September 2005.

Taxation

The tax charge of £109 million (£103 million) for the six months to 30 September 2005 represents an estimated effective rate for the full year of 30% (29%) before certain re-measurements.

Earnings per share

Before certain re-measurements, earnings per share for the six months increased 4.4% to 23.9 pence (22.9 pence). After certain re-measurements, earnings per share decreased 38.9% to 24.0 pence (39.3 pence). The average number of shares in issue throughout the period was 1,072 million (1,064 million). The diluted average number of shares was 1,202 million (1,193 million).

Dividend

The interim dividend payable is to be increased 5.1% to 7.25 pence (6.9 pence). This will be paid on 18 January 2006 to shareholders on the register at the close of business on 11 November 2005.

Cashflow

The Group continued its strong conversion of operating profit into cashflow. Cash generated from operations increased 2.5% to £543 million (£530 million). After deducting interest and tax paid in the six months, £410 million (£419 million) of cash was generated by the Group's operations and contributed towards funding capital investment, with payments of £742 million (£717 million) and the dividend payment of £154 million (£142 million).

Balance sheet

At 30 September 2005 net assets of £5,779 million (31 March 2005: £5,649 million, 30 September 2004: £5,446 million) represented approximately 86% of the Company's market value.

Capital investment programme

Group capital expenditure, excluding capitalised interest, in the six months was £736 million (£709 million), of which £486 million (£378 million) related to Terminal 5. The Group continues to make good progress on site and the development is now more than 67% complete and remains on budget and ahead of schedule. Key areas of progress at Terminal 5 over the period were:

- Topping out of the main terminal building on 1 September 2005;
- Completion of weather proofing the satellite building, completing the third of five regulatory milestones for Heathrow airport ahead of schedule;
- Multi-storey car park is two thirds complete and will be completed by February 2006; and
- The start of commissioning of Phase 1 of the baggage handling system.

A further £153 million (£169 million) was invested in the existing four terminals and airfield at Heathrow, in developments such as the continuation of the A380 preparatory works (including the total redevelopment of Terminal 3's Pier 6), further development of the arrivals facilities at Terminal 3 and the commencement of the new multi-storey car park (west) in the central terminal area. At Gatwick, the major project contributing to its £33 million (£71 million) of capital expenditure was the completion of North Terminal's Pier 6, opened in May 2005.

The Group anticipates capital expenditure for the current year of approximately £1.5 billion.

Financing

Net debt at 30 September 2005 was £3,543 million (31 March 2005: £3,064 million, 30 September 2004: £3,166 million). Gross debt decreased to £4,210 million (31 March 2005: £4,274 million, 30 September 2004: £4,225 million) reflecting the repayment of certain European Investment Bank funding.

At 30 September 2005 the Group had cash and short term investments of £310 million (31 March 2005: £993 million, 30 September 2004: £821 million), held-to-maturity financial assets of £357 million (31 March 2005: £217 million, 30 September 2004: £238 million) and undrawn committed facilities of £1,076 million (31 March 2005: £1,079 million, 30 September 2004: £982 million). The Group's policy is to have liquid committed resources available to cover an average of 12 months' capital expenditure or 18 months' net funding requirement, whichever is the greater.

***Delivering Excellence* re-organisation programme**

As previously announced, BAA is in the process of implementing a reorganisation programme, *Delivering Excellence*. The programme is designed to align the organisation to an airport-led operating model and drive improvement in customer service and operational efficiency, by bringing decision-making closer to the customer and creating a leaner and more effective management structure. Under this model, an airport is appropriately resourced, with full ownership and accountability for its profitability.

Delivering Excellence is an umbrella programme to a number of initiatives under-way throughout all parts of the organisation, all focussed on delivering this outcome and creating a leaner and more effective management structure. As the needs and circumstances of each part of the business are different, the phasing and implementation of change will vary from airport to airport and within Group functions. For example, change has already taken place at our smaller airports in the UK and overseas, as well as in some of the enabling Group functions, such as finance.

In addition, considerable change has already been implemented across the Group's senior management team, to provide the right capability and expertise required for an airport-led operating model.

Over the next two and a half years, the main focus for change will be at Heathrow, Gatwick and Stansted airports, specifically aimed at delivering an excellent service to all customers consistently and predictably at significantly lower cost. Changes are well underway in Group functions such as human resources, supply chain, capital projects and IT.

It is anticipated that the whole programme of change will be complete by the end of 2007/08. At that stage the organisation will be leaner, better managed and appropriately positioned to deliver excellent and consistent customer service effectively and efficiently. Supported by further innovation, the Group will continue, beyond 2007/08, to deliver improvements in business performance.

It is expected that, from 2008/09, the *Delivering Excellence* change programme will deliver annual sustained efficiencies of £45 million. Changes focussed on back office and management will result in around 700 fewer jobs. These efficiencies are calculated on the basis of existing traffic and facilities and take no account of any future business, regulatory and market developments.

The sustainable efficiencies to be realised from the *Delivering Excellence* programme, and the related costs of implementation, are summarised below. The summary shows when it is anticipated the efficiencies will be realised and the costs will actually be incurred (rather than provided).

***Delivering Excellence* – costs and benefits:**

Year	**Costs**	**Cumulative annual efficiencies**
	£m	**£m**
2004/05	10	-
2005/06	25	3
2006/07	50	21
2007/08	5	43
2008/09 and thereafter p.a.	-	**45**
Total	**90**	

The major cost of implementing this Group-wide programme will be redundancy payments and related pension costs, along with expenditure to design and implement changed organisation structures and business processes.

In the six months to 30 September 2005, BAA has incurred £7 million of the exceptional reorganisation costs. The costs included £5 million in relation to severance and pension abatement and £2 million related to programme design and implementation.

The *Delivering Excellence* programme has considerable additional benefits, related to the mitigation of potential risks, that make its execution imperative. These potential risks include airline and regulatory attitudes if BAA does not take action to improve customer service and operating efficiency; ever increasing congestion within terminals, leading to passenger dissatisfaction and reduced retail income; declining staff morale; and Heathrow Terminal 5 opening with out-dated working practices and processes leading to inefficiencies.

Outlook comment by BAA's Chief Executive Officer, Mike Clasper:

"We remain confident of delivering a good retail performance, maintaining tight control of costs and, as announced on 20 September 2005, we anticipate around 3% traffic growth for our UK airports this year.

"*Delivering Excellence* will improve customer service and shorten decision chains, leading to more effective management and sustained efficiencies of £45 million per annum from 2008/09. Supported by further innovation, it will deliver continued improvement in our business performance."

Independent review report to BAA plc

Introduction

We have been instructed by the company to review the financial information for the six months ended 30 September 2005 which comprises a consolidated income statement account, a consolidated statement of recognised income and expense, a consolidated cash flow statement and a consolidated balance sheet as at 30 September 2005. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority.

As disclosed in Note 1, the next annual financial statements of the group will be prepared in accordance with accounting standards adopted for use in the European Union. This interim report has been prepared in accordance with the basis set out in Note 1.

The accounting policies are consistent with those that the directors intend to use in the next annual financial statements. As explained in Note 1, there is, however, a possibility that the directors may determine that some changes are necessary when preparing the full annual financial statements for the first time in accordance with accounting standards adopted for use in the European Union. The IFRS standards and IFRIC interpretations that will be applicable and adopted for use in the European Union at 31 March 2006 are not known with certainty at the time of preparing this interim financial information.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the disclosed accounting policies have been applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2005.

PricewaterhouseCoopers LLP
Chartered Accountants
London

31 October 2005

BAA plc RESULTS FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2005

Consolidated income statement

6 months ended 30 September (unaudited)	2005 Before certain re-measurements[1] £m	2005 Certain re-measurements[1] £m	2005 Total £m	2004 Before certain re-measurements[1,2] £m	2004 Certain re-measurements[1,2] £m	2004 Total[2] £m
Continuing operations						
Revenue	**1,173**	-	**1,173**	**1,128**	-	**1,128**
Operating costs	(768)	-	(768)	(733)	-	(733)
Other operating income						
Fair value gains on investment properties	-	35	35	-	244	244
Fair value gains on derivative financial instruments	-	1	1	-	5	5
Operating profit	**405**	**36**	**441**	**395**	**249**	**644**
Analysed as:						
Operating profit before exceptional items	412	36	448	395	249	644
Re-organisation costs	(7)	-	(7)	-	-	-
	405	**36**	**441**	**395**	**249**	**644**
Share of profit of associates and joint ventures	8	14	22	2	-	2
Finance income	26	-	26	21	-	21
Finance costs	(73)	-	(73)	(70)	-	(70)
Fair value losses on derivative financial instruments	-	(49)	(49)	-	-	-
Profit before tax	**366**	**1**	**367**	**348**	**249**	**597**
Income tax expense	(109)	-	(109)	(103)	(75)	(178)
Profit for the period from continuing operations	**257**	**1**	**258**	**245**	**174**	**419**
Attributable to:						
Equity holders of the parent	256	1	257	244	174	418
Equity minority interest	1	-	1	1	-	1
Dividends proposed for the period			**78**			**73**
Dividends paid in the period			**154**			**142**
Earnings per share:						
Basic			**24.0p**			**39.3p**
Diluted			**23.1p**			**36.4p**

[1] Certain re-measurements consist of fair value gains and losses on investment property revaluations and disposals and the gains and losses arising on the re-measurement and disposal of derivative financial instruments, together with the associated fair value gains and losses on any underlying hedged items that are part of a fair value hedging relationship, together with the related tax impact of these items.

[2] Comparatives for the period ended 30 September 2004 and the year ended 31 March 2005 are presented in accordance with IFRS accounting policies and are neither audited nor reviewed.

Consolidated income statement

Year ended 31 March 2005 (unaudited)	Before certain re-measurements[1,2] £m	Certain re-measurements[1,2] £m	Total[2] £m
Continuing operations			
Revenue	**2,115**	**-**	**2,115**
Operating costs	(1,426)	-	(1,426)
Other operating income			
Fair value gains on investment properties	-	342	342
Operating profit	**689**	**342**	**1,031**
Analysed as:			
Operating profit before exceptional items	695	327	1,022
Re-organisation costs	(16)	-	(16)
Profit on sale of investment properties/other related property assets to APP	10	15	25
	689	**342**	**1,031**
Share of profit of associates and joint ventures	5	(1)	4
Finance income	47	-	47
Finance costs	(139)	-	(139)
Fair value losses on derivative financial instruments	-	(28)	(28)
Profit before tax	**602**	**313**	**915**
Income tax expense	(175)	(67)	(242)
Profit for the period from continuing operations	**427**	**246**	**673**
Attributable to:			
Equity holders of the parent	426	246	672
Equity minority interest	1	-	1
Dividends proposed for the period			**154**
Dividends paid in the period			**215**
Earnings per share:			
Basic			**63.0p**
Diluted			**59.2p**

[1] Certain re-measurements consist of fair value gains and losses on investment property revaluations and disposals and the gains and losses arising on the re-measurement and disposal of derivative financial instruments, together with the associated fair value gains and losses on any underlying hedged items that are part of a fair value hedging relationship, together with the related tax impact of these items.

[2] Comparatives for the period ended 30 September 2004 and the year ended 31 March 2005 are presented in accordance with IFRS accounting policies and are neither audited nor reviewed.

Consolidated statement of recognised income and expense

Year ended 31 March 2005 £m (unaudited)		6 months ended 30 September 2005 £m (unaudited)	6 months ended 30 September 2004 £m (unaudited)
	Available for sale investments:		
2	Gains taken to equity	8	1
	Cash flow hedges:		
10	Gains taken to equity	1	-
(2)	Transferred to profit or loss for the period	3	-
1	Transferred to property, plant and equipment	1	-
	Net investment hedge:		
1	Gains taken to equity	-	-
(7)	Actuarial (losses)/gains recognised	(8)	26
-	Currency translation differences on foreign operations	(1)	1
2	Tax on items taken directly to or transferred from equity	-	(8)
7	**Net income recognised directly in equity**	**4**	**20**
673	Profit for the period	258	419
680	**Total recognised income and expense for the period**	**262**	**439**
	Attributable to:		
679	Equity holders of the parent	261	438
1	Equity minority interest	1	1

Consolidated balance sheet as at 30 September 2005

31 March 2005 £m (unaudited)		30 September 2005 £m (unaudited)	30 September 2004 £m (unaudited)
	ASSETS		
	Non-current assets		
7,951	Property, plant and equipment	8,574	7,355
2,688	Investment property	2,750	3,286
89	Intangible assets	100	88
17	Investment in associates	19	24
211	Investment in joint ventures	225	29
68	Available-for-sale financial assets	74	81
35	Derivative financial instruments	44	5
8	Trade and other receivables	7	20
11,067		11,793	10,888
	Current assets		
25	Inventories	28	53
254	Trade and other receivables	279	254
1	Derivative financial instruments	4	4
217	Held-to-maturity financial assets	357	238
993	Cash and short-term deposits	310	821
1,490		978	1,370
12,557	**Total assets**	**12,771**	**12,258**
	LIABILITIES		
	Non-current liabilities		
(4,100)	Borrowings	(4,096)	(4,054)
(7)	Derivative financial instruments	(21)	(1)
(1,438)	Deferred income tax liabilities	(1,506)	(1,495)
(204)	Retirement benefit obligations	(216)	(154)
(97)	Provisions	(101)	(112)
(20)	Trade and other payables	(22)	(23)
(5,866)		(5,962)	(5,839)
	Current liabilities		
(602)	Trade and other payables	(624)	(624)
(178)	Current income tax liabilities	(169)	(123)
(174)	Borrowings	(114)	(171)
(48)	Derivative financial instruments	(95)	(16)
(40)	Provisions	(28)	(39)
(1,042)		(1,030)	(973)
(6,908)	**Total liabilities**	**(6,992)**	**(6,812)**
5,649	**Net assets**	**5,779**	**5,446**
	EQUITY		
	Capital and reserves		
1,076	Ordinary shares	1,077	1,071
228	Share premium	228	213
(29)	Own shares held	(19)	(36)
484	Fair value and other reserves	493	480
3,881	Retained earnings	3,991	3,709
5,640	**Equity attributable to equity holders of the parent**	**5,770**	**5,437**
9	**Equity minority interest**	9	9
5,649	**Total equity**	**5,779**	**5,446**

Consolidated cash flow statement for the six months ended 30 September 2005

Year ended 31 March 2005 £m (unaudited)		6 months ended 30 September 2005 £m (unaudited)	6 months ended 30 September 2004 £m (unaudited)
	Operating activities		
915	Net profit before tax	367	597
	Adjustments for:		
(47)	Finance income	(26)	(21)
139	Finance cost	73	70
28	Fair value losses/(gains) on derivative financial instruments	49	(5)
266	Depreciation	136	130
19	Amortisation	8	8
(6)	Profit on disposal of property, plant and equipment	(3)	-
(10)	Profit on disposal of other property related assets to APP	-	-
16	Exceptional costs - change programmes	7	-
(342)	Fair value gains on investment property	(35)	(244)
7	Share-based payment charge	7	3
(4)	Share of profit of associates and joint ventures	(22)	(2)
(32)	Increase in trade and other receivables	(28)	(16)
(2)	Increase in inventories	(3)	(30)
(7)	Increase/(decrease) in trade and other payables	2	27
(12)	Decrease in provisions	(1)	-
29	Increase in retirement benefit obligations	12	13
957	**Cash generated from operations**	**543**	**530**
1	Dividends received	-	-
(225)	Interest paid	(118)	(93)
44	Interest received	34	25
(96)	Tax paid	(49)	(43)
681	**Net cash flow from operating activities**	**410**	**419**
(15)	Purchase of intangible fixed assets	(20)	(4)
(1,387)	Purchase of property, plant and equipment	(721)	(708)
(27)	Purchase of investment property	(1)	(5)
10	Sale of held-for-trading financial assets	-	10
(1,188)	Purchase of held-to-maturity financial assets	(560)	(710)
1,149	Proceeds from held-to-maturity financial assets on maturity	420	650
(230)	Cash placed on deposits over three months	-	(167)
382	Cash returned from deposits over three months	40	192
(526)	Net cash returned/(placed) on short-term deposit	477	(295)
(4)	Loan/payments received/(made)/to related parties	2	3
66	Proceeds from sale of property, plant and equipment	-	-
509	Proceeds from sale of investment properties	-	1
12	Proceeds from sale of associate	-	-
21	Proceeds from sale of joint venture	-	-
12	Proceeds from sale of available for sale investments	-	-
(1,216)	**Net cash flow used in investing activities**	**(363)**	**(1,033)**
20	Proceeds from issue of ordinary shares	1	-
666	Proceeds from borrowings	-	613
(36)	Repayments of borrowings	(70)	(18)
16	Proceeds from sale of own shares	10	10
(214)	Dividends paid to shareholders	(154)	(142)
452	**Net cash flow from financing activities**	**(213)**	**463**
(83)	**Net decrease in cash and cash equivalents**	**(166)**	**(151)**
510	Cash and cash equivalents at beginning of period	427	510
427	**Cash and cash equivalents at end of period**	**261**	**359**

For the purposes of the cash flow statement, cash and cash equivalents comprise cash at bank, cash in hand and short-term deposits with an original maturity of three months or less held for the purpose of meeting short-term cash commitments.

1. Basis of Preparation

This statement contains the unaudited interim consolidated financial statements of BAA plc for the six months ended 30 September 2005.

From 1 April 2005, BAA is required to prepare its consolidated financial information in accordance with International Financial Reporting Standards ('IFRS') as adopted for use in the European Union. On 15 March 2005 and 16 June 2005, BAA published information that provided details of the impact of IFRS on the transition balance sheet at 1 April 2004, the comparative financial information for the six months to 30 September 2004 and for the year to 31 March 2005 respectively. The unaudited comparative IFRS statements for 31 March 2005 and 30 September 2004 are included within these interim financial statements, with some adjustments. The adjustments are due to further refinements, interpretations and guidance that have developed since June 2005. In addition, the IFRS statement as at 30 September 2004 has been adjusted to include the revaluation of investment property at that date (see Note 5). As a consequence, in the year ended 31 March 2005, the profit on sale of investment property has also changed (see Note 5).

The announcements on 15 March 2005 and 16 June 2005 contain the reconciliations required by IFRS 1 'First Time Adoption of International Financial Reporting Standards'. A summary of these reconciliations is also included in note 16 to these interim financial statements and these have been updated to reflect the changes to the previously reported IFRS figures, as noted above.

The announcements on 15 March 2005 and 16 June 2005 also contain details of the key accounting policies that have changed as a consequence of the adoption of IFRS. Since these announcements, investment properties are subject to revaluation at 30 September and 31 March of each year (see Note 5) instead of at 31 March only. These announcements and a full set of our IFRS accounting policies, updated for this change, can be found on BAA's website at www.baa.com/IFRS.

The financial information set out in these interim statements has been prepared in accordance with the IFRS accounting policies as referenced above. However, it should be noted that the standards that are currently in issue and adopted by the EU are subject to interpretations that may be issued from time to time by the IASB. In addition, there is not yet a significant body of established practice on which to draw in forming opinions regarding interpretation and application and as a consequence best practice continues to evolve. Consequently, the full financial impact of reporting under IFRS, as it will be applied in BAA's first full IFRS financial statements for the year ended 31 March 2006, may be subject to change.

BAA has adopted all existing IFRS with the exception of IAS 34 'Interim Financial Reporting', which is not mandatory for UK groups. BAA has anticipated that the amendment to IAS 19 'Employee Benefits' issued by the IASB on 16 December 2004, which has not yet been formally adopted for use in the EU, will be adopted in time to be applicable to the IFRS financial statements for the year ended 31 March 2006.

The interim financial statements were approved by the directors on 31 October 2005.

2. Statutory Group Financial Statements

The information shown for the year ended 31 March 2005 does not constitute statutory accounts within the meaning of Section 240 of the Companies Act and has been extracted from the full financial statements for the year ended 31 March 2005, which have been filed with the Registrar of Companies. The auditors at that date have reported on those financial statements and their report was unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985. Those financial statements were prepared in accordance with UK GAAP.

3. Segmental Information

The Group's primary reporting format is business segments. The operating businesses are primarily the individual airports, which are organised and managed separately.

'Other operations' consist of corporate activities (including certain consolidation adjustments that are held at corporate level) and the net income from our international retail and airport management contracts.

Inter-segmental transactions are considered immaterial and are not analysed separately.

All information relates to continuing operations.

6 months ended 30 September (unaudited)	2005 Revenue	2005 Operating profit			2004 Revenue	2004 Operating profit		
		Before certain re-measure -ments[1]	Certain re-measure -ments[1]	Total		Before certain re-measure -ments[1]	Certain re-measure -ments[1]	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Regulated airports	828	335	27	362	788	320	182	502
Heathrow	552	232	3	235	518	213	94	307
Gatwick	186	73	3	76	178	76	53	129
Stansted	90	30	21	51	92	31	35	66
Scottish airports	99	43	6	49	93	41	41	82
Other airports	28	10	2	12	26	8	6	14
World Duty Free	200	14	-	14	198	13	-	13
Other operations[2]	18	3	1	4	23	13	20	33
Revenue	1,173	-	-	-	1,128	-	-	-
Operating profit		405	36	441		395	249	644
Share of associates and joint ventures profit (net of interest and taxation)		8	14	22		2	-	2
Airport Property Partnership		5	14	19		-	-	-
Other airports		3	-	3		2	-	2
Unallocated income and expenses								
Finance income				26				21
Finance costs				(73)				(70)
Fair value losses on derivative financial instruments				(49)				-
Profit before tax				367				597
Income tax expense				(109)				(178)
Net profit for the period				258				419

[1] Certain re-measurements consist of fair value gains and losses on investment property revaluations and disposals and the gains and losses arising on the re-measurement and disposal of derivative financial instruments, together with the associated fair value gains and losses on any underlying hedged items that are part of a fair value hedging relationship, together with the related tax impact of these items.

[2] 'Other operations' includes BAA Lynton, fees from our international retail and airport management contracts and other commercial operations.

3. Segmental Information (continued)

Year ended 31 March 2005 (unaudited)	2005 Revenue £m	Before certain re-measurements[1] £m	Certain re-measurements[1] £m	2005 Operating profit Total £m
Regulated airports	1,475	556	251	807
Heathrow	1,005	410	125	535
Gatwick	314	102	74	176
Stansted	156	44	52	96
Scottish airports	171	60	44	104
Other airports	47	14	8	22
World Duty Free	373	25	-	25
Other operations[2]	49	34	39	73
Revenue	2,115	-	-	-
Operating profit		689	342	1,031
Share of associates and joint ventures profit (net of interest and taxation)		5	(1)	4
Airport Property Partnership		-	-	-
Other airports		5	(1)	4
Unallocated income and expenses				
Finance income				47
Finance costs				(139)
Fair value losses on derivative financial instruments				(28)
Profit before tax				915
Income tax expense				(242)
Net profit for the period				673

[1] Certain re-measurements consist of fair value gains and losses on investment property revaluations and disposals and the gains and losses arising on the re-measurement and disposal of derivative financial instruments, together with the associated fair value gains and losses on any underlying hedged items that are part of a fair value hedging relationship, together with the related tax impact of these items.

[2] "Other operations" includes BAA Lynton, fees from our international retail and airport management contracts and other commercial operations.

4. Exceptional items

During the six months to 30 September 2005, a £7 million pre tax exceptional charge was recognised. This related to costs in respect of the *Delivering Excellence* change programme.

For the year ended 31 March 2005, the profit on sale of investment properties and other property related assets as part of the Airport Property Partnership (APP) transaction, is treated as exceptional and disclosed within operating profit. Separate disclosure under IFRS of the APP transaction is considered appropriate due to the nature and size of the transaction.

5. Fair value gains on investment properties

On transition to IFRS, the Group adopted the policy of carrying its investment properties at fair value.

The practice adopted under UK GAAP was to undertake formal investment property valuations on an annual basis at 31 March. At the time of the initial IFRS restatement of the 31 March 2005 results, it was assumed that annual valuations would continue, although the possibility of a revision of this practice was highlighted.

As a result of developing best practice, the directors have decided that, from this period onwards, valuations will be undertaken at both 30 September and 31 March. A £49 million valuation gain has been recognised in the six months to 30 September 2005 and has been shown as a re-measurement within the middle column of the income statement.

To ensure comparability between the current period and the prior period a similar valuation has also been performed at 30 September 2004 and the figures previously included within the IFRS transition announcement of 15 March 2005 have been restated. The valuation gain for the six months ended 30 September 2004 of £244 million, together with the related deferred tax charge of £73m, have been recorded in the income statement for that period.

In relation to the APP transaction, property carrying values at 30 September 2004 increased £96 million to £729 million. This increase in valuation led to a reduction in the profit on disposal recognised as part of the APP transaction.

Following the 50% profit restriction, reflecting BAA's ongoing interest in APP, the net gains have been revised to £48 million, as detailed in the table below:

APP transaction profit based on valuation	**As reported at 31 March 2004 £m**	**Revised at 30 September 2004 £m**	**Variance £m**
Proceeds	793	793	
Valuation	(633)	(729)	96
	160	64	
50% restriction	80	32	
Transaction costs	(11)	(11)	
	69	21	
Profit release[1]	4	4	
Profit on transaction	73	25	(48)
Net increase in profit			**48**

[1] Release of profit restricted on previous property transactions.

6. Fair value gains and losses on derivative financial instruments

Year ended 31 March 2005 £m (unaudited)		6 months ended 30 September 2005 £m (unaudited)	6 months ended 30 September 2004 £m (unaudited)
1	Electricity contracts	2	4
(1)	Foreign currency contracts	(1)	1
-	**Derivative gains in operating profit**	**1**	**5**
(3)	Cross currency and fixed to floating interest rate swaps	-	-
(20)	Forward starting interest rate swaps	(49)	5
(5)	Loss on embedded derivative – convertible bond	-	(5)
(28)	**Derivative losses in finance charges**	**(49)**	**-**
(28)	**Total**	**(48)**	**5**

7. Tax on profit on ordinary activities

The taxation charge for the six months ended 30 September 2005 has been based on the estimated effective rate for the full year, before certain re-measurements, of 30% (30 September 2004: 30%). In the year ended 31 March 2005, the effective rate was 29%, before certain re-measurements and exceptional items. For the 6 months to 30 September 2005 certain re-measurements consist of fair value gains on investment property revaluation of £49 million and derivative losses of £48 million. A deferred tax liability of £15 millon has been booked in relation to the increase in property valuation and this has been offset by a deferred tax credit of £15 million arising from the derivative losses.

8. Dividends

The directors have declared an interim dividend of 7.25p per share (30 September 2004: 6.9p per share) payable on 18 January 2006 to shareholders on the register at 11 November 2005. This dividend is not reflected in these interim financial statements as it does not represent a liability at 30 September 2005.

Year ended 31 March 2005 £m (unaudited)		6 months ended 30 September 2005 £m (unaudited)	6 months ended 30 September 2004 £m (unaudited)
	Equity dividends declared and paid during the period:		
142	Final dividend for the year ended 31 March 2005 of 14.3p (2004: 13.4p) per share	154	142
73	Interim dividend for the year ended 31 March 2005 of 6.9p (2004: 6.6p) per share	-	-
215		**154**	**142**
	Equity dividend proposed		
154	Proposed interim dividend for the year ending 31 March 2006 of 7.25p (30 September 2004: 6.9p, 31 March 2005: 14.3p) per share	78	73

9. Earnings per share

Year ended 31 March 2005 £m (unaudited)		6 months ended 30 September 2005 £m (unaudited)	6 months ended 30 September 2004 £m (unaudited)
426	**Profit for the period before certain re-measurements[1]**	**256**	**244**
246	Certain re-measurements[1]	1	174
672	**Profit attributable to equity holders of the parent**	**257**	**418**
36	Interest on convertible bonds (net of tax)	20	16
708	**Diluted profit**	**277**	**434**
million		**million**	**million**
1,066	Average number of shares in issue	1,072	1,064
2	Share options	3	2
53	Conversion of 2.94% bonds due 2008	53	53
74	Conversion of 2.625% bonds due 2009	74	74
1,195	Diluted average number of shares in issue	1,202	1,193
pence		pence	pence
Adjusted basic[2]		Adjusted basic[2]	Adjusted basic[2]
40.0	Earnings per share	23.9	22.9
Basic[3]		Basic[3]	Basic[3]
63.0	Earnings per share	24.0	39.3
59.2	Diluted earnings per share	23.1	36.4

[1] Certain re-measurements consist of fair value gains and losses on investment property revaluations and disposals and the gains and losses arising on the re-measurement and disposal of derivative financial instruments, together with the associated fair value gains and losses on any underlying hedged items that are part of a fair value hedging relationship, together with the related tax impact of these items.

[2] Adjusted basic earnings per share are calculated on earnings before certain re-measurements.

[3] Basic earnings per share are calculated on profit attributable to equity holders of the parent.

10. Tangible fixed assets

Airport fixed assets in the course of construction (excluding capitalised interest and the unwinding of the discount on the purchase of the Thames Water land) include £2,847million (31 March 2005 £2,362 million, 30 September 2004 £1,967 million) in respect of Terminal 5 at Heathrow Airport. This includes £181 million (31 March 2005 £179 million, 30 September 2004 £192 million) for the acquisition of land for the construction of Terminal 5. The operational assets employed by the vendor of this land have been relocated and the acquisition cost represents the present value of the estimated deferred payments to be made over 35 years to the vendor in compensation for relocation.

Airport fixed assets in the course of construction also include £48 million in respect of costs incurred in connection with the initial planning application preparation (£23 million) and purchase of domestic properties that fall within the expanded airport boundary (£25 million), required for the development of a second runway and related facilities at Stansted.

The Group's investment properties are discussed in Note 5.

11. Pensions

Pension and other post-retirement liabilities comprise a deficit on the defined benefit pension fund of £194 million (30 September 2004: £135 million; 31 March 2005 £182 million) and provision for unfunded pension obligations and post retirement medical benefits of £22 million (30 September 2004: £19 million; 31 March 2005 £22 million).

12. Cash and short-term deposits

a) Cash and short-term deposits

For the purpose of the consolidated cash flow statement, cash and cash equivalents comprise the following:

31 March 2005 £m (unaudited)		30 September 2005 £m (unaudited)	30 September 2004 £m (unaudited)
167	Cash at bank and in hand	120	191
260	Short term deposits	141	168
427		**261**	**359**

For the purposes of the cash flow statement, cash and cash equivalents comprise cash at bank, cash in hand and short-term deposits with an original maturity of three months or less held for the purpose of meeting short-term cash commitments.

b) Analysis of net debt

Analysis of net debt (unaudited)	31 March 2005 £m	Cash flow £m	Other non cash £m	30 September 2005 £m	30 September 2004 £m
Cash at bank and in hand	167	(47)	-	120	191
Short-term deposits	826	(636)	-	190	630
Held-to-maturity financial assets	217	140	-	357	238
Borrowings due within one year	(174)	70	(10)	(114)	(171)
Borrowings due after more than one year	(4,100)	-	4	(4,096)	(4,054)
	(3,064)	**(473)**	**(6)**	**(3,543)**	**(3,166)**

13. Contingent liabilities

Holders of US$109 million of Loan Notes of World Duty Free Americas, Inc. (now known as DFA Inc.), sold by BAA in October 2001, issued proceedings against BAA plc, World Duty Free plc and the purchaser of DFA Inc. in May 2002 claiming the defendants had fraudulently conveyed the assets of DFA Inc. A trial in December 2003 found BAA plc and World Duty Free plc not liable to the bond holders on all counts. The WDFA bondholders appeal was heard in November 2004. Due to a technical error, the appeal was reheard on 17 October 2005. Management remain confident of a successful outcome for BAA.

14. Reconciliation of UK airports' net retail income and net retail income per passenger

	6 months ended 30 September 2005 £m (unaudited)	6 months ended 30 September 2004 £m (unaudited)
UK airports retail revenue	248	237
World Duty Free revenue	200	198
Less cost of sales	(124)	(123)
Net retail income	324	312
UK fixed wing passengers (m)	79.3	77.3
Net retail income per passenger	£4.08	£4.03

15. White Paper

The Government's White Paper on aviation was published on 16 December 2003 and sets out the Government's policy for runway development in the UK. The Government has chosen a second runway at Stansted as its preferred location for the first new runway in the South East of England. As the development of Stansted will be the subject of a planning inquiry, BAA is pressing ahead with the necessary preparation of a planning application and environmental impact assessment. The anticipated costs of preparing for and undertaking the planning application are approximately £72 million to 31 March 2008. These costs are being capitalised as part of the runway development costs (see Note 10).

As part of its commitment to the Stansted development, BAA has announced three schemes (the Home Value Guarantee Scheme, the Home Owners Support Scheme and the Special Cases Scheme) for those people living near the airport whose homes will be affected by the airport expansion. The current estimate of the net cost of the compensation schemes is up to £100 million (with approximately £29 million being incurred in this regulatory period). These costs are being capitalised as part of the runway development costs (see Note 10).

The White Paper also commits BAA (and other airport operators) to offering noise mitigation measures for existing airports and voluntary blight schemes for future airport activity at the larger UK airports (those with more than 50,000 air traffic movements a year). BAA carried out a detailed examination of these White Paper provisions and consulted extensively with local communities at its airports on the implementation of potential schemes. Based on BAA's evaluation, it estimates that payments under the noise schemes may amount to £7 million per annum for the next five years and up to £350 million over the next 30 years for blight schemes.

16. Adoption of International Financial Reporting Standards ('IFRS')

In preparing the comparative financial information included within these interim financial statements, amounts reported previously in financial statements under UK GAAP have been restated under IFRS. These restatements were reported previously in our announcements on 15 March 2005 and 16 June 2005. Further adjustments to these previously reported IFRS figures have been made and the updated figures are included in the reconciliation below.

Reconciliation of net assets under IFRS

(unaudited)	30 September 2004 £m	31 March 2005 £m
Net Assets – UK GAAP	**5,181**	**5,501**
Reclassification of minority interest	9	9
Deemed cost of fixed assets at fair value (IFRS 1)		
Increase in book value of operational land	771	771
Impact of investment property revaluation at 30 September 2004 (IAS 40) – see Note 5	244	48
Net impact on presentation and measurement of financial instruments (IAS 32/39)	38	5
Employee benefits (IAS 19)		
Minor pension valuation differences	(8)	(7)
Holiday pay accrual	(4)	(5)
Increase in provision for deferred taxation (IAS 12)		
Investment property revaluations	(681)	(654)
Operational land valuation	(152)	(151)
Other items	(31)	(6)
Events after the balance sheet date (IAS 10)		
Reversal of proposed final dividend creditor	73	154
Investments in associates and joint ventures		
Overall impact of IFRS adoption	(25)	(23)
Other items (net)	31	7
Net Assets – IFRS	**5,446**	**5,649**

Reconciliation of net profit under IFRS

(unaudited)	Six months ended 30 September 2004 £m	Year ended 31 March 2005 £m
Net Profit – UK GAAP	**252**	**546**
Net impact on presentation and measurement of financial instruments (IAS 32/39)	(6)	(49)
Impact of investment property revaluations at 30 September 2004 and 31 March 2005 (IAS 40) – see Note 5	244	268
Reduction in investment property disposal gains (IAS 40)	-	(28)
Charge in respect of share-based payments (IFRS 2)	(3)	(6)
Deferred taxation impact of above items (IAS 12)	(69)	(58)
Holiday pay accrual (IAS 19)	1	-
Net Profit – IFRS	**419**	**673**

Disclaimers

This announcement does not constitute an invitation to underwrite, subscriber for, or otherwise acquire or dispose of any BAA shares.

This announcement contains certain forward-looking statements with respect to the financial condition, results, operations and businesses of BAA plc. These statements and forecasts involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results or developments to differ materially from those expressed or implied by these forward looking statements and forecasts.

Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser.

Financial Calendar

Ex-dividend date for 2005/06 interim dividend	9 November 2005
Record date for 2005/06 interim dividend	11 November 2005
2005/06 interim dividend payment date	18 January 2006
Pre-close trading update	28 March 2006
2005/06 full year results announcement	16 May 2006

For further information

Further information about BAA, its results or businesses, is available at www.baa.com. The results for the six months ended 30 September 2005 will be published in *The Times* on 2 November 2005.

Registered office

BAA plc
130 Wilton Road
London SW1V 1LQ